SCHEDULE II

                                      INFORMATION WITH RESPECT TO
                           TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)

                                             SHARES PURCHASED        AVERAGE
                                  DATE            SOLD(-)             PRICE(2)

           COMMON STOCK-GRAY TV INC COMMON

                    MJG ASSOCIATES, INC.
                                10/17/02           10,000             8.2500
                         GABELLI INTERNATIONAL LTD
                                10/17/02           20,000             8.2500
                    GEMINI CAPITAL MANAGEMENT LTD
                                10/04/02              277-             *DO
                    GAMCO INVESTORS, INC.
                                10/17/02            5,000             8.2800
                                10/17/02           10,000             8.2500
                                10/17/02           10,000             8.2500
                                10/16/02          344,400             8.2500
                                10/16/02          251,000             8.2500
                                10/16/02          200,000             8.2500
                                10/16/02          107,100             8.2500
                                10/14/02            1,000             8.6000
                                10/10/02            1,750-            8.0886
                                10/09/02            2,000-            8.2800
                                10/08/02            3,750-            8.9453
                                10/01/02              500-           10.9000
                                10/01/02            2,000-           10.8625
                                 9/13/02              500-           10.7500
                                 9/12/02            1,500            10.8000
                                 9/11/02            1,000            10.8900
                                 9/11/02            3,000-           10.8143
                                 9/10/02              500            11.1000
                                 9/04/02            3,000-           11.1950
                                 9/03/02            5,000-           11.4450
                    GABELLI FUNDS, LLC.
                         GABELLI SMALL CAP GROWTH FUND
                                10/16/02          210,000             8.2500
                         GABELLI EQUITY TRUST
                                10/16/02           75,000             8.2500
                         GABELLI CAPITAL ASSET FUND
                                10/16/02          115,000             8.2500


          (1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED ON THE NYSE.

          (2) PRICE EXCLUDES COMMISSION.

          (*) RESULTS IN CHANGE OF DISPOSITIVE POWER AND BENEFICIAL OWNERSHIP.